Exhibit 99.1

FF305 Page 1 of 9 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: Noah Holdings Private Wealth and Asset Management Limited Date Submitted: 28 January 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 06686 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 26 January 2026 335,258,287 0 335,258,287 1). Other (please specify) See Part B Date of changes 27 January 2026 % Closing balance as at (Notes 5 and 6) 27 January 2026 335,258,287 0 335,258,287

FF305 Page 2 of 9 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,267 ADSs (representing 141,335 ordinary shares) on the New York Stock Exchange on December 23, 2025 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 23 December 2025 141,335 0.043 % USD 1.975 2). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 299 ADSs (representing 1,495 ordinary shares) on the New York Stock Exchange on December 24, 2025 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 24 December 2025 1,495 0.0004 % USD 1.997 3). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 1,893 ADSs (representing 9,465 ordinary shares) on the New York Stock Exchange on December 26, 2025 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 26 December 2025 9,465 0.0028 % USD 1.998 4). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,577 ADSs (representing 142,885 ordinary shares) on the New York Stock Exchange on December 29, 2025 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 29 December 2025 142,885 0.043 % USD 1.999 5). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,918 ADSs (representing 144,590 ordinary shares) on the New York Stock Exchange on January 2, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 02 January 2026 144,590 0.0431 % USD 2.101 6). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,606 ADSs (representing 123,030 ordinary shares) on the New York Stock Exchange on January 5, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 05 January 2026 123,030 0.0367 % USD 2.243 7). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,674 ADSs (representing 123,370 ordinary shares) on the New York Stock Exchange on January 6, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 06 January 2026 123,370 0.0368 % USD 2.216

FF305 Page 3 of 9 v 1.3.0 8). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,499 ADSs (representing 122,495 ordinary shares) on the New York Stock Exchange on January 7, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 07 January 2026 122,495 0.0365 % USD 2.226 9). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,715 ADSs (representing 123,575 ordinary shares) on the New York Stock Exchange on January 8, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 08 January 2026 123,575 0.0369 % USD 2.225 10). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,715 ADSs (representing 123,575 ordinary shares) on the New York Stock Exchange on January 9, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 09 January 2026 123,575 0.0369 % USD 2.185 11). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 25,561 ADSs (representing 127,805 ordinary shares) on the New York Stock Exchange on January 12, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 12 January 2026 127,805 0.0381 % USD 2.237 12). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 25,561 ADSs (representing 127,805 ordinary shares) on the New York Stock Exchange on January 13, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 13 January 2026 127,805 0.0381 % USD 2.236 13). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 25,561 ADSs (representing 127,805 ordinary shares) on the New York Stock Exchange on January 14, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 14 January 2026 127,805 0.0381 % USD 2.24 14). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 24,716 ADSs (representing 123,580 ordinary shares) on the New York Stock Exchange on January 15, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 15 January 2026 123,580 0.0369 % USD 2.242

FF305 Page 4 of 9 v 1.3.0 15). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 25,561 ADSs (representing 127,805 ordinary shares) on the New York Stock Exchange on January 16, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 16 January 2026 127,805 0.0381 % USD 2.255 16). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,013 ADSs (representing 140,065 ordinary shares) on the New York Stock Exchange on January 20, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 20 January 2026 140,065 0.0418 % USD 2.256 17). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,013 ADSs (representing 140,065 ordinary shares) on the New York Stock Exchange on January 21, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 21 January 2026 140,065 0.0418 % USD 2.276 18). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 27,868 ADSs (representing 139,340 ordinary shares) on the New York Stock Exchange on January 22, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 22 January 2026 139,340 0.0416 % USD 2.313 19). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 27,822 ADSs (representing 139,110 ordinary shares) on the New York Stock Exchange on January 23, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 23 January 2026 139,110 0.0415 % USD 2.341 20). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,928 ADSs (representing 144,640 ordinary shares) on the New York Stock Exchange on January 26, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 26 January 2026 144,640 0.0431 % USD 2.312 21). Shares repurchased for cancellation but not yet cancelled, referring to repurchase of 28,928 ADSs (representing 144,640 ordinary shares) on the New York Stock Exchange on January 27, 2026 (U.S. Eastern Time) under the repurchase mandate granted on the annual general meeting held on June 12, 2025 Date of changes 27 January 2026 144,640 0.0431 % USD 2.311 Remarks: (1)The Company repurchased 28,928 ADSs (equivalent to 144,640 ordinary shares) on the New York Stock Exchange on January 27, 2026 (U.S. Eastern Time), for which the weighted average repurchase price was US$11.553 per ADS, or US$2.311 per share (one ADS represents five ordinary shares). (2)The dates of changes, as well as the dates for the opening balance and the closing balance, are all based on U.S. Eastern Time.

FF305 Page 5 of 9 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 6 of 9 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 7 of 9 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange Yes Stock code (if listed) 06686 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 27 January 2026 144,640 On another stock exchange New York Stock Exchange USD 2.311 USD 2.311 USD 334,193.61 Total number of shares repurchased 144,640 Aggregate price paid $ USD 334,193.61 Number of shares repurchased for cancellation 144,640 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 12 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 33,077,814 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 2,538,475 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 0.767% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 26 February 2026

FF305 Page 8 of 9 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated April 25, 2025 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 9 of 9 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Jingbo Wang (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)